Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

September 11, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Ms. Julie Griffith and Ms. Susan Block

Re:                             Danaos Corporation
Registration Statement on Form F-1 (Registration No. 333-226096)

Dear Ms. Griffith and Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Danaos Corporation hereby requests acceleration of the effective date of the Registration Statement on Form F-1 (Registration No. 333-226096) so that the Registration Statement becomes effective at 4:30 p.m. Eastern Time, on September 13, 2018, or as soon as practicable thereafter.

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer